voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

Rechtsform: Gesellschaft mit beschränkter Haftung
Sitz: Linz/Austria
FN 78052h beim Landes- als Handelsgericht Linz
DVR 0546658
UID Nr. ATU 36905408

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.



07026701

Linz, 2007-09-07

Attention: 82-35027

SUPPL

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated September 7, 2007

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

dw 9/19

voestalpine
ONE STEP AHEAD.

7. September 2007

voestalpine AG

ADHOC-MELDUNG

voestalpine AG erreicht 79,2 % an Böhler-Uddeholm AG

Die Beteiligung der voestalpine AG an der Böhler-Uddeholm AG hat sich mit dem Ende der dreimonatigen Nachfrist des freiwilligen öffentlichen Übernahmeangebots am 6. September 2007 auf 40.401.130 Stück Aktien erhöht, die einem Anteil von 79,2 % am Grundkapital entsprechen.

Diese Beteiligung ergibt sich aus Einlieferungen gemäß den Bedingungen des Angebots, zulässigen Parallelerwerben nach dem 6. Juni 2007 sowie aus gesellschaftsrechtlichen Umstrukturierungsmaßnahmen betreffend die BU Industrieholding GmbH. Alle Böhler-Uddeholm Aktien der voestalpine AG werden nunmehr unmittelbar von ihr gehalten.

Linz, 7. September 2007
voestalpine AG

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine AG reaches 79.2 % in Böhler-Uddeholm AG

The holding of voestalpine AG in Böhler-Uddeholm AG has increased to 40,401,130 shares corresponding to a share of 79.2 % in its nominal capital as per 6 September 2007, the last day of the three months sell-out period under voestalpine AG's voluntary public take over offer.

The above holding results from acceptance of the take-over offer pursuant to its terms, permitted parallel acquisitions after June 6, 2007 and from corporate restructuring measures concerning BU Industrieholding GmbH. All shares of voestalpine AG in Böhler-Uddeholm AG are now held directly by it.

Linz, 7. September 2007
voestalpine AG

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

voestalpine
EINEN SCHRITT VORAUS.

END